EXHIBIT H- 3

Form of Notice of Proposed Transactions

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35- ; 70-9757)

Filings Under the Public Utility Holding Company Act of 1935

("Act")

ENTERGY MISSISSIPPI, INC.

May __, 2003

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by June __, 2003 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Entergy Mississippi, Inc. ("EMI"), 308 East Pearl Street, Jackson, Mississippi 39201, an electric utility subsidiary of Entergy Corporation, a registered holding company, has filed a post-effective amendment to its application-declaration previously filed pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(d) and 12(e) of the Act and Rules 23, 24, 42, 44, 62 and 65 thereunder.

By order dated December 26, 2000 (HCAR No. 27317), EMI was authorized, among other things, from time to time through December 31, 2003, to (a) to issue and sell up to (i) $540 million of EMI's first mortgage bonds ("Bonds") and/or EMI's debentures ("Debentures"); (ii) $50 million of (a) preferred securities of a subsidiary of EMI ("Entity Interests") and/or (b) EMI's preferred stock ("Preferred Stock"); (iii) $46 million of tax-exempt bonds ("Tax-Exempt Bonds") to be issued by the appropriate governmental authority, including the pledge of bonds up to $52 million as security; and (iv) $100 million of municipal securities ("Municipal Securities") issued by the appropriate municipal entity. Such order authorized fees, commissions and expenses of the underwriters to be incurred in connection with the Bonds, Debentures, Preferred Stock and Tax-Exempt Bonds not to exceed 2% of the principal amount to be sold, and in the case of Entity Interests and Debentures issued under a subordinated debenture indenture, 3.25% of the principal amount to be sold.

By order dated October 1, 2002 (HCAR No. 27572), EMI was authorized, in connection with the issuance and sale of Bonds, Debentures, Debentures issued under a subordinated debenture indenture, Preferred Stock, Entity Interests, Tax-Exempt Bonds and Municipal Securities, to incur fees, commissions and expenses of the underwriters not to exceed the lesser of 3.25% of the principal amount, respectively, to be sold or those generally paid at the time of pricing for sales of first mortgage bonds, debentures, debentures issued under a subordinated debenture indenture, preferred stock, subsidiary interests, tax-exempt bonds or municipal securities, respectively, having the same maturity, issued by companies of comparable credit quality and having similar terms, conditions and features.

EMI believes that current market conditions make (1) prefunding of certain series of near-term maturing debt and (2) early refunding of certain series of longer-term maturing debt economically advisable for EMI. EMI therefore requests authority to increase the aggregate principal amount of Bonds and/or Debentures issuable through December 31, 2003 by $200 million from $540 million to $740 million on the same terms and conditions as otherwise authorized in the file.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz

Secretary